Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the Third Quarter and First Nine Months of Fiscal 2023

KAILUA KONA, Hawaii (February 9, 2023) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the third quarter and first nine months of fiscal year 2023, ended December 31, 2022.

Commenting on the third quarter fiscal year 2023 results, Cyanotech’s President and Chief Executive Officer, Matthew K. Custer, said:

“Sales in the third quarter improved by $712,000, or 14%, compared to the second quarter, as we saw modest improvement in consumer movement on both finished goods and bulk sales.  However, both of our online finished good sales and our international bulk sales are still not performing to historical levels.  On the international bulk sales, as the global supply chain issues eased, customers made adjustments to their inventory levels that impacted our sales.  The inventory levels have improved but are still a headwind.  We are focused on taking steps and making changes to improve these sales channels.”

“The cash saving initiatives that we implemented in the second quarter, including slowing production and reducing headcount, were not fully realized until late in the third quarter, due to material lead times and payment terms.  However, our working capital remains strong due to higher inventories that have long expiration dates.”

Third Quarter Fiscal 2023

Cyanotech reported net sales of $5,891,000 for the third quarter of fiscal 2023 compared to $9,459,000 for the third quarter of fiscal 2022, a decrease of 37.7%. Gross profit was $1,764,000, with gross profit margin of 29.9%, compared to gross profit of $3,238,000, with gross profit margin of 34.2%. Operating loss for the third quarter of fiscal 2023 was $404,000 compared to operating income of $508,000 in the same period of the prior year. Net loss for the current fiscal quarter was $598,000, or $0.10 per diluted share, compared to net income of $386,000, or $0.06 per diluted share, for the same period of the prior year.

First Nine Months of Fiscal 2023

Cyanotech reported net sales of $17,786,000 for the first nine months of fiscal 2023 compared to $27,842,000 for the same period in fiscal 2022, a decrease of 36.1%. Gross profit was $5,872,000, with gross profit margin of 33.0%, compared to gross profit of $10,672,000, with gross profit margin of 38.3%. Operating loss for the first nine months of fiscal 2023 was $1,666,000 compared to operating income of $2,210,000 in the same period of the prior year. Net loss for the first nine months of fiscal 2023 was $2,010,000, or $0.32 per diluted share, compared to net income of $1,877,000, or $0.30 per diluted share, for the same period of the prior year.

Trailing Twelve Months

For the trailing twelve months ended December 31, 2022, compared to the trailing twelve months ended December 31, 2021, net sales were $25,912,000 compared to $37,280,000.  Gross profit was $8,766,000, with gross profit margin of 33.8%, compared to $13,442,000 and 36.1%.  Net loss was $1,733,000, or $0.28 per diluted share, compared to net income of $1,676,000, or $0.27 per diluted share.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Please review the Company’s Form 10-Q for the period ended December 31, 2022 for more detailed information.

---------------

— Cyanotech will host a virtual broadcast at 8:00 PM EST on Friday, February 10, 2023 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. (noon) EST on Friday, February 10, 2023. The Company will respond only to relevant questions relating to the Company’s third quarter fiscal 2023 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

---------------

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity*. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the third quarter fiscal 2023 ended December 31, 2022, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such, the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	December 31, 2022	March 31, 2022
ASSETS
Current assets:
Cash	$513	$2,589
Accounts receivable, net of allowance for doubtful accounts of $35 as of December 31, 2022 and $67 as of March 31, 2022	2,156	3,664
Inventories	11,574	9,466
Prepaid expenses and other current assets	284	545
Total current assets	14,527	16,264

Equipment and leasehold improvements, net	11,693	11,885
Operating lease right-of-use assets, net	3,463	3,787
Other assets	89	109
Total assets	$29,772	$32,045

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,031	$2,362
Accrued expenses	988	1,412
Customer deposits	97	164
Operating lease obligations, current portion	243	393
Line of credit	1,550	—
Line of credit – related party	500	—
Current maturities of long-term debt	261	490
Total current liabilities	4,670	4,821

Long-term debt, less current maturities	4,166	4,336
Long-term operating lease obligations	3,203	3,386
Other long-term liabilities	—	15
Total liabilities	12,039	12,558

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,271,971 shares at December 31, 2022 and 6,202,223 shares at March 31, 2022	125	124
Additional paid-in capital	33,812	33,557
Accumulated deficit	(16,204)	(14,194)
Total stockholders’ equity	17,733	19,487
Total liabilities and stockholders’ equity	$29,772	$32,045

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2022	2021	2022	2021

Net sales	$5,891	$9,459	$17,786	$27,842
Cost of sales	4,127	6,221	11,914	17,170
Gross profit	1,764	3,238	5,872	10,672

Operating expenses:
General and administrative	1,021	1,403	3,631	4,171
Sales and marketing	1,041	1,127	3,351	3,808
Research and development	106	200	556	483
Total operating expenses	2,168	2,730	7,538	8,462

(Loss) income from operations	(404)	508	(1,666)	2,210

Interest expense, net	(186)	(116)	(333)	(312)

(Loss) income before income taxes	(590)	392	(1,999)	1,898

Income tax expense	8	6	11	21

Net (loss) income	$(598)	$386	$(2,010)	$1,877

Net (loss) income per share:
Basic	$(0.10)	$0.06	$(0.32)	$0.31
Diluted	$(0.10)	$0.06	$(0.32)	$0.30

Shares used in calculation of net (loss) income per share:
Basic	6,272	6,183	6,235	6,144
Diluted	6,272	6,195	6,235	6,165

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

4